

764180

02014007



UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC

NO ACT
P.E 12-14-01
1-08940

DIVISION OF
CORPORATION FINANCE

January 23, 2002

Jerry E. Whitson, Esq.
Hunton & Williams
200 Park Avenue
New York, NY 10166-0136

Act 1934
Section
Rule 14A-8
Public Availability 1/23/2002

Re: Philip Morris Companies, Inc.
Incoming letter dated December 14, 2001

Dear Mr. Whitson:

This is in response to your letter dated December 14, 2001 concerning the shareholder proposal submitted to Philip Morris by David L. Gentry. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: David L. Gentry
21012 Deede Drive
Lago Vista, TX 78645-5017



200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

JERRY E. WHITSON
DIRECT DIAL: 212-309-1060
EMAIL: jwhitson@hunton.com

FILE NO: 54587.000064

December 14, 2001

Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by David L. Gentry

Dear Ms. Dubblery:

Philip Morris Companies Inc. (the "Company") has received a shareholder proposal requesting that its Board of Directors modify an element of the Company's retirement plan for the benefit of salaried employees, including salaried employees of the Company's wholly-owned subsidiary, Philip Morris Incorporated ("PM USA") (the "Proposal"). The Proposal was submitted by David L. Gentry, the beneficial owner of 100 shares of the Company's common stock (the "Proponent"). A copy of the Proposal is attached as Exhibit A.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy statement and form of proxy for the 2002 annual meeting of shareholders. This letter constitutes the Company's statement of the reasons it deems the omission to be proper.

On behalf of the Company and in accordance with Securities Exchange Act Rule 14a-8[1], we request that the Division not recommend any enforcement action if the Proposal is omitted for the reasons set forth below. We have been advised by the Company as to the factual matters in this letter. The annual meeting is scheduled for April 25, 2002. Pursuant to paragraph (j), enclosed are six copies of this letter, the Proposal and the supporting statement.

---

[1] Unless otherwise noted, all references are to paragraphs of Rule 14a-8.

The Proposal

The Proposal states: "Shareholders request the Board to remove the element from the retirement plan that creates this ½% per month reduction when employees are involuntarily separated from the company due to performance related reasons and are 40 years of age or greater. Further, this should be done retroactively for all affected employees, whether presently retired or not, from the date of Mr. Johnson's letter of February 11, 1998."

Grounds for Omission

The Proposal may be omitted from the Company's 2002 proxy materials for each of the following, individually sufficient, reasons:

(i) pursuant to paragraph (i)(7) because it is pertains to the ordinary business operations of the Company;

(ii) pursuant to paragraph (i)(4) because it relates to a personal grievance by the Proponent against the Company; and

(iii) pursuant to paragraph (i)(2) because it violates federal law.

I. The Proposal pertains to the Company's ordinary business.

Paragraph (i)(7) permits the omission of a shareholder proposal from a company's proxy materials if it deals with a matter relating to the company's ordinary business operations. The purpose of this rule is to allow companies to exclude shareholder proposals that deal with ordinary business matters with which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 32-12999 (November 22, 1976). The Division has consistently agreed that proposals relating to everyday employment practices involve a company's ordinary business operations and thus may be excluded under paragraph (i)(7). See Delhaize America Inc. (March 9, 2000); and Cincinnati Financial Corporation (February 20, 1996).

In United Technologies (February 19, 1993), the Division stated that "[a]s a general rule, the Division views proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of employment and employee training and motivation."



The Proposal seeks to eliminate a ½% per month reduction in the amount of monthly pension benefits paid to salaried employees who are involuntarily separated from their jobs due to performance related reasons and are 40 years of age or greater. The determination of a retirement benefit package for employees is part of the Company's determination of the overall compensation for its employees, a matter clearly within the purview of management. Decisions regarding the type, amount and eligibility for benefits under employee benefit programs are highly regulated and require a complex analysis of multiple business and legal factors. Performance related decisions and decisions to reduce staff at various locations are made on a case-by-case basis. Management, rather than shareholders, are in the best position to make such complex decisions. The Division has consistently concurred with the view that compensation of non-executive employees, active or retired, is an ordinary business decision. See Merck & Co., Inc. (March 6, 2000) (proposal that includes a provision increasing compensation and benefit packages to its pharmacists); The Walt Disney Company (October 26, 1999) (proposal to create an employee stock ownership plan); Bell Atlantic Corporation (October 18, 1999) (proposal to increase the retirement pension of retired management employees); General Electric Company (January 25, 1999) (proposal to provide annual cost of living adjustment to pension benefits paid to employees); CIGNA Corporation (December 21, 1998) (proposal to increase pension benefits); Cincinnati Financial Corporation (February 20, 1996) (proposal allowing certain employees to transfer the present value of their retirement fund into an investment instrument of their own choosing); Consolidated Edison Company of New York, Inc. (February 13, 1992) (proposal to amend existing pension benefits); and Ford Motor Company (March 8, 1991) (proposal to increase salaried retirees' pensions by 10%). Since the Proposal deals with a matter relating to the Company's ordinary business operations, the Proposal is excludable under paragraph (i)(7).

II. The Proposal is the Proponent's personal grievance.

Paragraph (i)(4) provides that a proposal may be omitted from a company's proxy statement if it relates to the redress of a personal claim or grievance against the company or if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by shareholders at large. The purpose of this rule is to prevent shareholders from using the annual meeting as a forum for redressing personal grievances which are not necessarily in the common interest of the issuer's shareholders. See Exchange Act Release 34-20091, August 16, 1983.

Pursuant to paragraph (i)(4), the Division has consistently allowed companies to exclude proposals intended to further a personal interest not shared by other shareholders. See Caterpillar Inc. (December 13, 1999) (proposal to adopt particular overtime pay policies for certain employees at a particular plant); U.S. West, Inc. (December 2, 1998) (proposal to advise management of shareholder dissatisfaction with a cash payment in lieu of fractional shares excludable as a personal grievance when brought by a shareholder who complained that he had to pay a tax preparer to research the capital gain associated with receipt of the cash payment); Station Casinos, Inc. (October 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); International Business Machines (January 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); International Business Machines (January 25, 1994) (proposal to increase the pension of retired employees excludable as a personal grievance when brought by a retired employee); General Electric Corporation (January 25, 1994) (proposal to increase the pension of retired employees excludable as a personal grievance when brought by a retired employee); Baroid Corporation (February 8, 1993) (proposal to have the proponent's claim for damages for alleged age discrimination discussed at the company's shareholders meeting excludable as a personal grievance); and Westinghouse Electric Corporation (December 6, 1985) (proposal to extend severance pay to the proponent and disavow discrimination against minorities in general, excludable as a personal grievance).

The Proposal is intended to benefit the Proponent in a way not generally shared with the other shareholders of the Company. The Proposal seeks to increase the Proponent's pension benefit as a former employee of the field sales force of PM USA. The retroactive nature of the Proposal makes it clear that the Proponent is seeking to redress his own personal claim and grievance against the Company regarding the amount of his pension benefit. The Proponent's attempt to increase his pension benefit is not an issue that affects the Company's shareholders generally. In addition, increased pension benefits to retirees would result in reduced profits to the detriment of shareholders of the Company. Since the Proposal is designed to obtain a unique personal benefit for the Proponent that is not shared by the Company's shareholders generally, the Proposal is excludable under paragraph (i)(4).

III. The Proposal, if implemented, would require the Company to violate federal law.

Pursuant to paragraph (i)(2), a company may omit a proposal if it would require the company to violate any state or federal law. The Proposal seeks to amend the Company's existing retirement plan for salaried employees to remove a ½% monthly reduction from plan payments for certain employees involuntarily separated for performance related reasons. The effect would be to increase early retirement benefits for those former employees who meet the Proposal's eligibility requirements.

The retirement plan in question is a "qualified plan" that meets the statutory and regulatory requirements of federal law. Extending eligibility for an unreduced retirement benefit before age 65 only to employees who are involuntarily separated for performance related reasons would violate Treasury Regulation §1.411(d)-4. This regulation provides, in part: "A plan may not limit the availability of §11(d)(6) protected benefits permitted under the plan on objective conditions that are within the employer's discretion." It is the legal opinion of this firm that,



because the decision whether to terminate an employee for performance related reasons is within the discretion of the employer, the Proposal would violate Treasury Regulation §1.411(d)-4. The Proposal may, therefore, be omitted from the Company's proxy statement. See Health Risk Management, Inc. (April 3, 2000) (proposal requiring the company not to adopt or maintain any rights plan without shareholder approval excludable under paragraph (i)(2) because implementation of the proposal would cause the company to violate a section of the Minnesota Business Corporation Act); and Eastman Kodak Company (February 7, 1994) (proposal requesting the board to take steps necessary to remove the "Lambda" employee network from the employee network system excludable under paragraph (i)(2) because implementation would cause a violation of state law).

Conclusion

Based on the foregoing, the Proposal may be omitted from the Company's proxy materials. Should the Division have any questions or comments regarding this filing, please contact the undersigned at (212) 309-1060.

Thank you for your consideration in these matters.

Sincerely yours,

Jerry Whitson

Enclosures

cc: G. Penn Holsenbeck
David L. Gentry

EXHIBIT A

PROPOSAL – Seeking modification to the retirement policy for individuals disadvantaged by restructuring of the Philip Morris U.S.A. sales force or changes in performance evaluation.

David L. Gentry, 21012 Deede Drive, Lago Vista, Texas 78645-5017, claiming ownership of 100 shares of Common Stock.

Whereas the Philip Morris U.S.A. retirement plan allows for a full benefit to be paid to any employee who achieves 30 years of accredited service by age 55, or 30 years of accredited service at any time after age 55:

- Many employees who began employment several years ago hoped to retire with full benefits after meeting these requirements.

- PM U.S.A. president Mike Szymanczyk announced a voluntary early retirement plan to certain employees in a letter dated February 25, 1998; document #118.

- This document stated the exclusion of members of the sales organization.

- PM U.S.A senior vice president of sales Craig Johnson announced in a letter dated February 11, 1998, document #77, a strategy "to make minor adjustments to the overall size of the sales force. These changes are to have a minimal impact on our people and business momentum and yet help provide the financial resources needed to meet the competitive challenge." and "to retain our market place momentum" and would "eliminate 75 positions out of almost 2,600 (less than 3%)." This letter states, "Should the need arise to consider other actions to achieve our goals, we remain committed to early and open communication, fair treatment and providing support to those affected."

- During this time of change the needed adjustments affected many sales force employees in various ways. A large percentage of sales force employees, forced to leave employment via "involuntary separation" because of perceived performance issues, were long term employees age 40+ years.

- Under the company's retirement plan those affected employees who would not be able to take advantage of full retirement rights and receive benefits based on 30 years of accredited service at age 55+ are disadvantaged in two ways. The first is a prorated reduction in benefits due to not meeting the requirements for full retirement, and the second is an additional reduction of 1/2% per month for each month payment begins prior to age 60.

RESOLVED: Shareholders request the Board to remove the element from the retirement plan that creates this 1/2% per month reduction when employees are involuntarily separated from the company due to performance related reasons and are 40 years of age or greater. Further, this should be done retroactively for all affected employees, whether presently retired or not, from the date of Mr. Johnson's letter of February 11, 1998. document #77.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Philip Morris Companies, Inc.
Incoming letter dated December 14, 2001

The proposal requests that the board retroactively remove reductions to retiree pensions for employees who are involuntarily separated from the company for performance-related reasons and are 40 years of age or greater.

There appears to be some basis for your view that Philip Morris may exclude the proposal under rule 14a-8(i)(7), as relating to Philip Morris's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Philip Morris omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Philip Morris relies.

Sincerely,



Jennifer Gurzenski
Attorney-Advisor